James A. Prestiano Senior Counsel 345 Park Avenue New York, NY 10154	Direct 212.407.4831 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

August 6, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Thomas Jones
Erin Purnell

Re:	ECD Automotive Design, Inc. Registration Statement on Form S-1 Filed July 16, 2025 File No. 333-288692

Ladies and Gentlemen:

On behalf of our client, ECD Automotive Design, Inc., a Delaware corporation (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Registration Statement on Form S-1 filed on July 16, 2025, contained in the Staff’s letter dated July 30, 2025 (the “Comment Letter”).

The Company has filed via EDGAR Amendment No. 1 to the Registration Statement on Form S-1 (the “Amendment”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment.

Registration Statement on Form S-1 filed July 16, 2025

Cover Page

1.	We note that you are seeking to register the primary offering of 300,000,000 shares of common stock to be issued and sold pursuant to the equity purchase facility agreement by and between the company and an unrelated third party accredited investor. We note also your disclosure on page 4 and in Exhibits 10.63 and 10.64 that contemplates the resale of securities by the investor. In this regard, it is unclear why you are not seeking to register the resale of the shares of common stock on behalf of the equity line investor. Please either (1) explain why the primary issuance of these securities is appropriate, consistent with SAS C&DI 134.03 or (2) revise to register the resale of such securities and provide the disclosure described in SAS C&DI 139.13.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure in the Amendment to register the offering of 300,000,000 shares of common stock as a resale of such securities.

Risk Factors, page 10

2.	Please expand the disclosure in this section to highlight the risks related to reverse stock splits. In this regard, we note the disclosure on page 32 of your DEF14A filed on July 10, 2025 about the risks of the proposed reverse splits and the disclosure in your Form 8-K filed on July 23, 2025 that shareholders approved the reverse stock split proposal.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure beginning on pages 23-25 of the Amendment.

3.	We note your disclosure about the equity purchase facility agreement in the second and third paragraphs on page 23. Please revise to expand your disclosure in risk factors to address:

●	the risks associated with the investor paying less than the prevailing market price for your common stock;

●	that the ownership interest of current shareholders may be diluted by you selling shares to the investor pursuant to the equity purchase facility agreement;

●	that the sale of 300 million shares registered under the equity purchase facility agreement could decrease the market price of your common stock; and

●	that you may not have access to full amount of $500 million available under the equity purchase facility agreement.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on paged 23 and 24 of the Amendment.

Sales of a substantial number of shares of our securities, page 24

4.	Please revise this risk factor to acknowledge that the issuance and sale of common stock in this offering is likely to depress your stock price given the number of shares you are registering for resale. Acknowledge in the risk factor on page 24 about the minimum bid price requirement that depression of your stock price will make it more difficult to maintain compliance with the minimum bid price requirement, increasing the risk that your listing may not be sustained

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure beginning on page 26 of the Amendment.

ECD’s Nasdaq Listing, page 78

5.	Please update the disclosure in this section. In this regard, we note the disclosure in your DEF14A filed on July 10, 2025 about the reverse stock split proposal to regain compliance and the disclosure in your Form 8-K filed on July 23, 2025 that the proposal was approved.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 80 of the Amendment.

Exhibits

6.	Please file the executed equity purchase facility agreement as an exhibit to the registration statement. In this regard, ensure that the name of the “Investor” is included in the first sentence of the agreement. Also, we note that Schedules 4.02, 4.06, 4.11, 4.13, 4.19, 4.20 and 4.33 are missing from the agreement filed as Exhibit 10.63. Please ensure that these schedules are included in the agreement.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has filed the equity purchase facility agreement including the name of the Investor as Exhibit 10.63.

Please do not hesitate to contact James A. Prestiano of Loeb & Loeb LLP at (212) 407-4831 with any questions or comments regarding this letter.

Sincerely,

/s/ James A. Prestiano
James A. Prestiano
Senior Counsel

cc:	Scott Wallace, CEO ECD Automotive Design, Inc.
David J. Levine, Esq.

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